Filed pursuant to Rule 433
Registration Nos. 333-132370 and 333-132370-01

Offering Summary (Related to the Pricing Supplement No. 2007-MTNDD120, Subject to Completion, Dated August 3, 2007)

Citigroup Funding Inc.

ANY PAYMENTS DUE FROM CITIGROUP FUNDING INC.

FULLY AND UNCONDITIONALLY GUARANTEED BY CITIGROUP INC.

Principal-Protected Notes

Based Upon the Crude Oil Price

Due 2008

Citigroup Funding Inc., the issuer, and Citigroup Inc., the guarantor, have filed a registration statement (including a prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement (File No. 333-132370) and the other documents Citigroup Funding and Citigroup Inc. have filed with the SEC for more complete information about Citigroup Funding, Citigroup Inc. and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you can request the prospectus by calling toll-free 1-877-858-5407.

Investment Products	Not FDIC Insured	May Lose Value	No Bank Guarantee

August 3, 2007

Principal-Protected Notes

Based Upon the

Crude Oil Price

Due 2008

This offering summary represents a summary of the terms and conditions of the notes. We encourage you to read the preliminary pricing supplement and accompanying prospectus supplement and prospectus related to this offering.

How The Notes Work

Principal-Protected Notes Based Upon the Crude Oil Price (the “Notes”) are hybrid investments that combine characteristics of a commodity futures contract and fixed income instruments. Similar to a fixed income investment, these notes offer investors the safety of 100% principal protection if held at maturity. However, instead of paying a periodic fixed or floating rate of interest, the return on these Notes, if any, is paid at maturity and is based upon the direction of the change in the settlement price of the underlying commodity futures contract. This type of investment allows investors an opportunity to benefit from an increase in the settlement price of the underlying commodity without risking their initial investments. The Notes do not offer current income, which means that you will not receive any periodic interest or other payments on the Notes prior to maturity.

The Notes are commodity-linked securities issued by Citigroup Funding Inc. that have a maturity of approximately one year. At maturity, you will receive an amount in cash equal to the sum of your initial investment in the Notes plus a Supplemental Return Amount, which may be positive or zero, depending on the change in the settlement price of the then current front-month light, sweet crude oil futures contract traded on the New York Mercantile Exchange (the “NYMEX”) (the “Settlement Price”) over the term of the Notes.

If the Ending Price is greater than or equal to the Starting Price, the Supplemental Return Amount will equal the product of (1) the principal amount of Notes held at maturity and (2) approximately 8.25% to 9.25% (to be determined on the Pricing Date), resulting in a maturity payment of approximately US$1082.50 to US$1092.50 (to be determined on the pricing date) per note. If the Ending Price is less than the Starting Price, the Supplemental Return Amount will be zero, resulting in a maturity payment of US$1000.00 per Note, the amount of your initial investment in the Note. Because the Notes are principal protected, the payment you receive at maturity will not be less than the amount of your initial investment in the Notes, even though the payment of any Supplemental Return Amount is dependent on the performance of the front-month crude oil futures contract.

These Notes may be an appropriate investment for the following types of investors:

■	Investors expecting an increase or no change in the Settlement Price of the front-month crude oil futures contract over the term of the Notes.

■	Investors looking for exposure to the front-month crude oil futures contract on a principal-protected basis but who are willing to forego current income.

■	Investors who seek to add a commodity-linked investment to their portfolio for diversification purposes.

These Notes are not a suitable investment for investors who require regular fixed income payments since no payments will be made prior to maturity.

The Notes are a series of unsecured senior debt securities issued by Citigroup Funding. Any payments due on the Notes are fully and unconditionally guaranteed by Citigroup Inc., Citigroup Funding’s parent company. The Notes will rank equally with all other unsecured and unsubordinated debt of Citigroup Funding, and the guarantee of any payments due under the Notes will rank equally with all other unsecured and unsubordinated debt of Citigroup Inc.

Capitalized terms used in this summary are defined in “Preliminary Terms” below.

Preliminary Terms

Issuer:	Citigroup Funding Inc.
Security:	Principal-Protected Notes Based Upon the Crude Oil Price due 2008
Guarantee:	Any payments due on the Notes are fully and unconditionally guaranteed by Citigroup Inc., Citigroup Funding’s parent company
Rating of the Issuer’s Obligations:	Aa1/AA (Moody’s/S&P) based upon Citigroup Inc.’s guarantee
Principal Protection:	100% on the Maturity Date
Pricing Date:	, 2007
Issue Date:	, 2007
Valuation Date:	Fifth Business Day before the Maturity Date
Maturity Date:	Approximately one year after the Issue Date
Underlying Commodity:	Front-month light, sweet crude oil futures contract traded on the NYMEX
Interest:	None
Issue Price:	100% of the principal amount
Payment at Maturity:	For each US$1,000 note, US$1,000 plus a Supplemental Return Amount, which may be positive or zero
Supplemental Return Amount:

If the Ending Price is greater than or equal to the Starting Price, US$1,000 x approximately 8.25% to 9.25% (to be determined on the Pricing Date);

If the Ending Price is less than the Starting Price, zero

Starting Price:	Settlement price of the then current front-month light, sweet crude oil futures contract traded on the NYMEX on the Pricing Date as reported on Reuters page 2CLc1 or any successor page
Ending Price:	Settlement price of the then current front-month light, sweet crude oil futures contract traded on the NYMEX on the Valuation Date as reported on Reuters page 2CLc1 or any successor page
Denominations:	Minimum denominations and increments of US$1,000
Listing:	None
Agent’s Discount:	0.00%
Calculation Agent:	Citibank, N.A.
Business Day:	Any day on which NYMEX is open for trading and the settlement price of the front-month light, sweet crude oil futures contract is calculated and published

Benefits of the Notes

■	Return Potential

The Supplemental Return Amount payable at maturity is based on the direction of the change in the Settlement Price of the front-month crude oil futures contract, enabling you to earn a return of between approximately 8.25% and 9.25% (to be determined on the Pricing Date) if the Settlement Price on the Valuation Date is greater than or equal to the Settlement Price on the Pricing Date, without directly investing in a front-month crude oil futures contract.

■	Principal Protection

On the Maturity Date, we will pay you the principal amount of the Notes you then hold regardless of the performance of the front-month crude oil futures contract. However, if you sell your Notes in the secondary market prior to maturity you may receive less than your initial investment, as the Notes are not principal-protected prior to maturity.

■	Diversification

The Notes are linked to the change in the Settlement Price of the front-month crude oil futures contract and may allow you to diversify an existing portfolio mix of stocks, bonds, mutual funds and cash.

Key Risk Factors for the Notes

■	Possibility of No Appreciation

If the Ending Price is less than the Starting Price, the payment you receive at maturity will be limited to the amount of your initial investment in the Notes, even if the Settlement Price is higher than or equal to the Starting Price at one or more times during the term of the Notes or if the Settlement Price at maturity is higher than or equal to the Starting Price, but the Settlement Price on the Valuation Date (which we refer to as the Ending Price) is less than the Starting Price.

■	Return on Notes, If Any, May Be Less Than Any Increase in the Settlement Price of the Front-Month Crude Oil Futures Contract

Because the rate of the supplemental return amount, if any, paid on the notes is determined on the pricing date and will not change, if the ending price of the front-month crude oil futures contract exceeds the starting price by more than approximately 8.25% to 9.25% (to be determined on the Pricing Date), the appreciation on an investment in the notes will be less than the appreciation on an investment in an instrument that is directly linked to any increase in the settlement price of the front-month crude oil futures contract.

■	No Periodic Payments

You will not receive any periodic payments of interest or any other periodic payments on the Notes.

■	Potential for a Lower Comparable Yield

The Maturity Payment is linked to the performance of the Underlying Commodity, which will fluctuate in response to market conditions. As a result, if the Ending Price is less than the Starting Price, the effective yield on the Notes will be lower than that which would be payable on a conventional fixed rate debt security of Citigroup Funding of comparable maturity.

■	Secondary Market May Not Be Liquid

The Notes will not be listed on any exchange. There is currently no secondary market for the Notes. Citigroup Global Markets and/or other of Citigroup Funding’s affiliated dealers currently intend, but are not obligated, to make a market in the Notes. Even if a secondary market does develop, it may not be liquid and may not continue for the term of the Notes.

■	Resale Value of the Notes May Be Lower Than Your Initial Investment

Due to, among other things, changes in the Settlement Price, interest rates and Citigroup Funding and Citigroup Inc.’s perceived creditworthiness, the Notes may trade at prices below their initial issue price. You could receive substantially less than the amount of your investment if you sell your Notes prior to maturity.

■	Citigroup Inc. Credit Risk

The Notes are subject to the credit risk of Citigroup Inc., Citigroup Funding’s parent company and the guarantor of any payments due on the Notes.

■	Fees and Conflicts

Citibank, N.A. and its affiliates involved in this offering are expected to receive compensation for activities and services provided in connection with the Notes. Further, Citigroup Funding expects to hedge its obligations under the Notes through the trading of the Underlying Commodity or other instruments, such as options, swaps or futures, based upon the Underlying Commodity by one or more of its affiliates. Each of Citigroup Funding’s or its affiliates’ hedging activities and Citibank, N.A.’s role as the Calculation Agent for the Notes may result in a conflict of interest.

Front-Month Crude Oil Futures Contract

General

The Supplemental Return Amount, if any, will be determined by reference to the settlement price of the front-month light, sweet crude oil futures contract traded on the NYMEX. An exchange-traded futures contract, such as the light, sweet crude oil futures contract traded on the NYMEX, provides for the future purchase and sale of a specified type and quantity of a commodity. The contract provides for a specified settlement month in which the commodity is to be delivered by the seller.

The front-month light, sweet crude oil futures contract trades in units of 1,000 barrels and the delivery point is Cushing, Oklahoma. The contract provides for delivery of several grades of domestic and internationally traded foreign crude oils. It may be settled by delivery of West Texas Intermediate, Low Sweet Mix, New Mexican Sweet, North Texas Sweet, Oklahoma Sweet or South Texas Sweet. A “front-month” contract is the contract next scheduled for delivery. For example, as of August 1, 2007, the front-month light, sweet crude oil futures contract is a contract for delivery of light, sweet crude oil in September 2007.

We have obtained all information in this pricing supplement relating to the front-month light, sweet crude oil futures contract traded on the NYMEX from public sources, without independent verification. Currently the settlement price of the front-month crude oil futures contract is published in The Wall Street Journal and other financial publications of general circulation. However, for purposes of calculating amounts due to holders of the Notes, the settlement price of the front-month crude oil futures contract will be determined as described in “Preliminary Terms” above.

Historical Data on the Front-Month Crude Oil Futures Contract Settlement Price

The following table sets forth, for each of the quarterly periods indicated, the high and low settlement prices of the front-month light, sweet crude oil futures contract traded on the NYMEX, as reported by Reuters. The historical data on the front-month crude oil futures contract are not indicative of the future performance of the front-month crude oil futures contract or what the value of the Notes may be. Any historical upward or downward trend in the settlement price of the front-month crude oil futures contract during any period set forth below is not an indication that the settlement price of the front-month crude oil futures contract is more or less likely to increase or decrease at any time over the term of the Notes.

		First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2002	High	26.31	29.36	30.77	32.72
	Low	17.97	23.47	26.07	25.19
2003	High	37.83	32.36	32.39	33.71
	Low	26.91	25.24	26.96	28.47
2004	High	38.18	42.33	49.90	55.17
	Low	32.48	34.27	38.39	40.71
2005	High	56.72	60.54	69.81	65.47
	Low	42.12	46.80	56.72	56.14
2006	High	68.35	75.17	77.03	63.72
	Low	57.65	66.23	60.46	55.81
2007 (through August 2, 2007)	High	66.03	70.68	78.21
	Low	50.48	61.47	71.09

The settlement price of the front-month light, sweet crude oil futures contract traded on the NYMEX on August 2, 2007 was US$76.86.

Historical Graph

The following graph illustrates the historical performance of the front-month light, sweet crude oil futures contract traded on the NYMEX based on the daily settlement price thereof from January 2, 2002 through August 2, 2007. Past movements of the front-month crude oil futures contract are not indicative of future settlement prices of the front-month crude oil futures contract.

Hypothetical Maturity Payment Examples

The examples of hypothetical maturity payments set forth below are intended to illustrate the effect of different Ending Prices of the front-month crude oil futures contract on the amount payable on the Notes at maturity. All of the hypothetical examples are based on the following assumptions:

■ Issue Price: US$1,000 per Note

■ Starting Price: US$75.00

■ Supplemental Return Rate: 9% if Ending Price is greater than or equal to Starting Price; otherwise, 0%

■ Term of the Notes: 1 year

As demonstrated by the examples below, if the Ending Price is lower than the Starting Price, you will receive an amount at maturity equal to US$1,000 per Note, the amount of your initial investment in the Notes. If the Ending Price is greater than or equal to the Starting Price, you will receive an amount at maturity that is greater than your initial investment in the Notes.

The following examples are for purposes of illustration only. The actual maturity payment will depend on the actual Supplemental Return Amount which, in turn, will depend on the actual Starting Price, Ending Price and the Supplemental Return Rate which will be determined on the Pricing Date.

Ending Price		Supplemental Return Amount(1)		Maturity Payment(2)		Total Return on the Notes
US$	25.00		US$0	US$	1,000	0.00%
US$	35.00		US$0	US$	1,000	0.00%
US$	45.00		US$0	US$	1,000	0.00%
US$	55.00		US$0	US$	1,000	0.00%
US$	65.00		US$0	US$	1,000	0.00%
US$	75.00	US$	90.00	US$	1,090	9.00%
US$	85.00	US$	90.00	US$	1,090	9.00%
US$	95.00	US$	90.00	US$	1,090	9.00%
US$	105.00	US$	90.00	US$	1,090	9.00%
US$	115.00	US$	90.00	US$	1,090	9.00%

(1)	Supplemental Return Amount = US$1,000 x Hypothetical Supplemental Return Rate
(2)	Maturity payment = US$1,000 + Supplemental Return Amount

Certain U.S. Federal Income Tax Considerations

The following summarizes certain federal income tax considerations for initial U.S. investors that hold the Notes as capital assets.

All investors should refer to the preliminary pricing supplement related to this offering and the accompanying prospectus supplement and prospectus for additional information relating to U.S. federal income tax and should consult their tax advisors to determine the tax consequences particular to their situation.

A cash method U.S. Holder generally will not be required to recognize income with respect to the Notes until the maturity of the Notes. Although there are no specific rules that provide for treatment of accrual method U.S. Holders, accrual method U.S. Holders generally should not be required to recognize income with respect to the Notes prior to the date on which the amount of the contingent payment made with respect to the Notes becomes fixed. Any gain at maturity of a Note generally should be treated as ordinary income. Any loss on the Notes at maturity, or upon a sale or other taxable disposition prior to maturity, will be treated as short-term capital loss.

In the case of a holder of the Notes that is not a U.S. person all payments made with respect to the Notes and any gain realized upon the sale or other disposition of the Notes should not be subject to U.S. income or withholding tax, provided that the holder complies with applicable certification requirements (including in general the furnishing of an IRS form W-8 or substitute form) and such payments and gain are not effectively connected with a U.S. trade or business of such holder.

ERISA and IRA Purchase Considerations

Employee benefit plans subject to ERISA, entities the assets of which are deemed to constitute the assets of such plans, governmental or other plans subject to laws substantially similar to ERISA and retirement accounts (including Keogh, SEP and SIMPLE plans, individual retirement accounts and individual retirement annuities) are permitted to purchase the Notes as long as either (A)(1) no Citigroup Global Markets affiliate or employee is a fiduciary to such plan or retirement account that has or exercises any discretionary authority or control with respect to the assets of such plan or retirement account used to purchase the Notes or renders investment advice with respect to those assets and (2) such plan or retirement account is paying no more than adequate consideration for the Notes or (B) its acquisition and holding of the Notes is not prohibited by any such provisions or laws or is exempt from any such prohibition.

However, individual retirement accounts, individual retirement annuities and Keogh plans, as well as employee benefit plans that permit participants to direct the investment of their accounts, will not be permitted to purchase or hold the Notes if the account, plan or annuity is for the benefit of an employee of Citigroup Global Markets or a family member and the employee receives any compensation (such as, for example, an addition to bonus) based on the purchase of Notes by the account, plan or annuity.

You should refer to the section “ERISA Matters” in the preliminary pricing supplement related to this offering for more information.

Additional Considerations

If the settlement price of the front-month light, sweet crude oil futures contract is not available on Reuters page “2CLc1,” or any successor page thereto, the Calculation Agent may determine the Settlement Price in accordance with the procedures set forth in the preliminary pricing supplement related to this offering. You should refer to the section “Description of the Notes—Supplemental Return Amount” in the preliminary pricing supplement for more information.

Citigroup Global Markets is an affiliate of Citigroup Funding. Accordingly, the offering will conform to the requirements set forth in Rule 2720 of the Conduct Rules of the National Association of Securities Dealers.

Client accounts over which Citigroup Inc. or its affiliates have investment discretion are NOT permitted to purchase the Notes, either directly or indirectly.

© 2007 Citigroup Global Markets Inc. All rights reserved. Citi and Citi and Arc Design are trademarks and service marks of Citigroup Inc. or its affiliates and are used and registered throughout the world.